Exhibit 8.01

Subsidiaries of Brasil Telecom S.A.

Name of Subsidiary	Jurisdiction of Incorporation

BrT Serviços de Internet S.A.	Brazil
14 Brasil Telecom Celular S.A.	Brazil
Vant Telecomunicações S.A.	Brazil
Brasil Telecom Cabos Submarinos Ltda.	Brazil
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.	Bermuda
Brasil Telecom of America Inc.	United States
Brasil Telecom de Venezuela S.A.	Venezuela
Brasil Telecom de Colombia E.U.	Colombia
Internet Group do Brasil S.A.	Brazil
Agência o Jornal da Internet Ltda.	Brazil
Brasil Telecom Comunicações Multimidia Ltda.	Brazil
Brasil Telecom Call Center S.A.	Brazil
BrT Card Serviços Financeiros Ltda.	Brazil
Nova Tarrafa Participações LTDA	Brazil
iG Participações S.A.	Brazil
Copart 5 Participações S.A.	Brazil
Sumbe Participações S.A.	Brazil
Rio Alto Participações S.A.	Brazil